CONSENT OF W. PAUL CHAWRUN
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information incorporated by reference in Centerra Gold Inc.’s Registration Statement on Form S-8 (File No. 333-257489) filed with the U.S. Securities and Exchange Commission.

/s/ W. Paul Chawrun

W. Paul Chawrun
Executive Vice President and COO
Centerra Gold Inc.

Dated February 23, 2023